Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation

General Motors Corporation

Commission File No. 333-105851

Commission File No. 333-105853

HUGHES

News Corporation

GM

FOX ENTERTAINMENT GROUP

June 25, 2003

Agenda

I. GM Transaction Rationale

II. Hughes Transaction Rationale/ Hughes Update

III. Transaction Summary

IV. Hughes / News / Fox Affiliation
- — Synergies & Efficiencies
- — Governance
- — Wrap-up

SAFE HARBOR STATEMENT

In connection with the proposed transactions, on June 5, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Preliminary Proxy Statement of GM on Schedule 14-A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News on Form F-4 that contain a consent solicitation statement of GM, a prospectus of News and a prospectus of Hughes. These materials are not yet final and will be amended. Investors and security holders are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on June 5, 2003, the definitive versions of these materials, other relevant materials (when they become available), and any other documents filed by GM, Hughes or News with the SEC, may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time about how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary consent solicitation statement of GM / prospectus of Hughes / prospectus of News filed with the SEC on June 5, 2003 and the definitive consent solicitation statement of GM / prospectus of Hughes / prospectus of News when it becomes available.

SAFE HARBOR STATEMENT

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding GM's and Hughes' rationales for the transactions, the benefits of the transactions to GM common stockholders, Hughes' objectives, the value of the post-closing relationship with News/Fox, News' estimated synergies and efficiencies for Hughes, the expected timing of certain key events and highlights of the transactions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

I. GM Transaction Rationale

GM Transaction Rationale and Benefits to GM $1-2/3 Shareholders

1. Provides significant liquidity and value to GM
2. Enhances credit positioning of GM
   — Increases cash by approximately $3.35bn (approximately $3.07bn from News Corp and $275mm from Hughes special dividend)
   — GM also receives approximately $0.77bn in News Corp Preferred ADSs and/or cash
   — Removes approximately $2.1bn in net debt from GM's consolidated balance sheet
3. Allows GM to continue to benefit through remaining pension plan holdings in Hughes and News Corp
4. Enables GM management to focus on core businesses

II. Hughes Transaction Rationale / Hughes Update

Hughes Transaction Rationale

1. Improves the competitive positioning of Hughes
   - Affiliation with Fox's world-class content
   - Enhances DIRECTV as a strong competitor and as a compelling alternative to cable
2. Leverages expertise of News Corp
   - Operational
   - Technological
   - Industry
   - Proven track record
3. Creates an independent Hughes

Benefits to GMH Shareholders

- Eliminates tracking stock structure
  - Aligns full voting rights and economic interests
  - Enhances shareholder value and management flexibility
- Provides significant premium to pre-announcement price for approximately 17.7% of shares
- Allows for participation in long-term value creation through retained Hughes shares
- Removes ownership and merger/spin-off uncertainty

Hughes Highlights

- **DIRECTV U.S.**
  - #2 multi-channel provider with >11.4mm subscribers
  - #1 in customer service
  - Industry-leading ARPU of >$60
  - Low monthly churn of 1.5-1.6%
  - Expect to generate > $200mm of cash in 2003
- **DIRECTV Latin America (~75% owned)**
  - >1.5mm subscribers in 28 markets
  - Reorganizing under Chapter 11
- **Hughes Network Systems**
  - #1 provider of satellite-based broadband services
  - Key supplier of set-top boxes for DIRECTV U.S.
  - Developing SPACEWAY
- **PanAmSat (~80% owned)**
  - 23 satellites reach 98% of world's population
  - Op. Profit Before D&A margins of >70%

	2002A	2003E
Hughes		
Revenue	$8.95bn	$9.5 – 9.6bn
Op. Profit before D&A[1]	$668mm	$1.15 – 1.2bn
DIRECTV U.S.[2]		
Revenue	$6.45bn	~$7.3bn
Op. Profit before D&A	$654mm	~$900mm
DIRECTV Latin America		
Revenue	$680mm	$550 – 600mm[3]
Op. Profit before D&A	$(202)mm	$(50) – (75)mm[3]
Hughes Network Systems		
Revenue	$1.17bn	$1.1 – 1.2bn
Op. Profit before D&A	$(87)mm	Breakeven
PanAmSat		
Revenue	$812mm	$800 – 840mm
Op. Profit before D&A	$592mm	$580 – 600mm

[1] Operating Profit Before Depreciation & Amortization; please see slide at the end of this presentation for the most directly comparable GAAP financial measure.
[2] DIRECTV U.S. financials reflect the stand-alone financial statements of DIRECTV Holdings LLC.
[3] Excludes the impact of any bankruptcy related charges or the impact of the announced transaction with News Corp.

Key Objectives for Hughes

- **Continue DIRECTV U.S. profitable growth strategy:**
  - Focus on high-quality subscribers (higher ARPU, lower churn)
  - Expand local markets to >100 with DIRECTV 7S
  - Aggressively market DIRECTV digital video recorder (DVR) product to new and existing customers
  - Deliver whole-house solution and full cable replacement
  - Launch new high-definition television (HDTV) services
  - Continue aggressive cost reduction efforts
- **Improve operational and financial performance of other businesses**
  - Successfully reorganize DIRECTV Latin America
  - Attain Operating Profit Before D&A breakeven at HNS
    - Minimize additional funding for DIRECWAY consumer broadband service
    - Successfully launch SPACEWAY service in 2004
  - Maximize cash flow at PanAmSat through continued cost reductions and reduced satellite capital expenditures

III. Transaction Summary

Transaction Summary: Step 1 – Split-off


Pre Split-Off
GM $1-2/3 Shareholders
Class H Shareholders
GM
100%
HUGHES
Post Split-Off
GM $1-2/3 shareholders
Hughes Shareholders
GM
~19.8%
~80.2%
HUGHES

- GM will split-off ~80.2% of Hughes to the Class H shareholders
  - Class H shareholders exchange tracking stock for asset-based stock
  - Hughes will pay GM $275mm dividend prior to the split-off

Transaction Summary: Step 2 – GM / News Corp Stock Sale


GM
Sale of ~19.8%
News Corporation
Hughes Shareholders
FOX ENTERTAINMENT GROUP
~19.8%
~80.2%
HUGHES

- Simultaneously with the completion of the split-off, GM will sell its ~19.8% retained interest to a subsidiary of News Corp for $14.00 per share (~$3.84bn), subject to a collar mechanism
  - ~$3.07bn in cash (80%)
  - ~$0.77bn in News Corp Preferred ADSs (NYSE: NWS.A) and/or cash (20%)

Transaction Summary: Step 3 – News Corp Stock Acquisition



News Corporation
Hughes Shareholders
Acquisition of ~14.2%
FOX ENTERTAINMENT GROUP
34.0%
66.0%
HUGHES

- News Corp acquires ~14.2% of Hughes from the former GMH shareholders
  - Former GMH shareholders will retain ~82.3% of their shares of Hughes asset-based stock and will exchange the other ~17.7% for News Corp Preferred ADSs with a value of $14 per share (~$2.74bn), subject to a collar mechanism
  - News Corp has the option to pay in cash and/or stock

Pro Forma Ownership


News Corporation
~2.1%
~7.3%
~82.0%
GM
General Motors
FOX
Fox Entertainment Group
HUGHES
Shareholders
34.0%
66.0%
HUGHES

Note: Indicative ownership as of May 30, 2003. Consideration of News Corp Preferred ADSs and/or cash assumes 100% stock consideration to Hughes shareholders and 20% stock consideration to GM. Assumes no additional GMH shares issued prior to transaction completion. Number of News Corp Preferred ADSs issued based on $25.51 price as of May 30, 2003.

Collar Mechanics
Analysis of Collar Mechanisms

	NWS.A Stock Price Change	NWS.A Stock Price	Per Share Value of: Exchange Ratio	Per Share Value of: Total Consideration	Memo: Consideration if Cash Paid
	40.0%	$31.36	0.52083x	$16.33	$16.33
	35.0	30.24	0.52083	15.75	15.75
	30.0	29.12	0.52083	15.17	15.17
	25.0	28.00	0.52083	14.58	14.58
"Fixed Price Band"	20.0	26.88	0.52083	14.00	14.00
"Fixed Price Band"	15.0	25.76	0.54348	14.00	14.00
"Fixed Price Band"	10.0	24.64	0.56818	14.00	14.00
"Fixed Price Band"	5.0	23.52	0.59524	14.00	14.00
"Fixed Price Band"	0.0	22.40	0.62500	14.00	14.00
"Fixed Price Band"	(5.0)	21.28	0.65789	14.00	14.00
"Fixed Price Band"	(10.0)	20.16	0.69444	14.00	14.00
"Fixed Price Band"	(15.0)	19.04	0.73529	14.00	14.00
"Fixed Price Band"	(20.0)	17.92	0.78125	14.00	14.00
	(25.0)	16.80	0.78125	13.13	14.00
	(30.0)	15.68	0.78125	12.25	14.00
"Floor" →	(37.2)	14.08	0.78125	11.00	14.00
	(40.0)	13.45	0.81777	11.00*	14.00

* Assumes that GM has given notice of its intent to terminate the transactions because the average of the volume weighted average prices per News Corp Preferred ADSs over any twenty consecutive trading day period is below $14.08 and News Corp has elected to top-off rather than allow the transactions to terminate.

IV. Hughes / News / Fox Affiliation

Value of the News/Fox Relationship

- News Corp brings an impressive array of capabilities:
  - Management experience
  - Diverse service offerings
  - Proven business practices
  - R&D and equipment procurement
- Ability to leverage innovative technology
  - Potential for additional local channels and HDTV
  - Introduce new interactive and advanced services
- News Corp expects $610 – $765 million of annual synergies within 3 years

News Corp's Estimated Annual Synergies and Efficiencies for Hughes Beginning in 2006

Creating the Most Compelling Video Experience Anywhere

Customer Satisfaction

- "In-house" customer service and aggressive roll-out of DVRs, HDTV and interactive TV (ITV) yields:
  - 750 – 1,000k additional subscribers by 2006
  - 2 – 3% lower annual churn by 2006

Operational Efficiencies

- "In-house" customer service ($20 – 40mm)
- Hughes' G&A ($40 – 80mm)
- Transmission facilities ($7 – 15mm)

Innovative Products and Services

- New applications and more aggressive promotion of ITV ($10 – 15 of annual spending by ½ of DIRECTV subs @ 50% margin = $29 – 43mm)
- Set-top box economies of scale (savings of $10/set-top box X 6mm boxes = ~$60mm)


Customer Satisfaction ($450 – 525mm)
Innovative Products & Services ($90 – 100mm)
Operational Efficiencies ($65 – 135mm)

Key Corporate Governance Mechanisms

- **11 Member Board of Directors**
  - Majority of directors will be independent
  - Audit, Compensation and Nominating/Corporate Governance Committees of the Board to be comprised solely of independent directors
  - Related party transactions must be approved by the Audit Committee
- **Compensation of CEO and senior executives aligned with Hughes' performance**
- **Additional Charter Provisions**
  - News Corp cannot acquire additional shares until 1 year after close
  - Generally, after one year, News Corp can only acquire > than 50% ownership if:
    - Tender or exchange offer for all of the outstanding voting shares of Hughes,
    - Board approval by a majority of Hughes' independent directors; or
    - A third party tenders for or acquires 25% or more of Hughes
  - Amending key charter provisions requires affirmative vote of at least 75% of outstanding shares, as well as board approval including a majority of independent directors

Note: References to News Corp include all affiliates of News Corp

Experienced Leadership

- **Senior Management of Hughes**
  - Chase Carey, President and Chief Executive Officer
  - Eddy Hartenstein, Vice Chairman
  - Roxanne Austin, President and COO, DIRECTV U.S.
- **Board of Directors**
  - Rupert Murdoch, Chairman of the Board; Chairman and CEO, News Corp and Fox
  - Chase Carey, President and CEO of Hughes
  - Eddy Hartenstein, Vice Chairman of Hughes
  - Peter Chernin, President and COO of News Corp and Fox
  - David DeVoe, CFO of News Corp and Fox; current BSkyB director
  - Neil Austrian, Former President and COO, NFL
  - James Cornelius, Chairman of Guidant Corp; current Hughes director
  - Charles Lee, Chairman of Verizon Communications
  - Peter Lund, Former President and CEO, CBS; current Hughes director
  - John Thornton, Retiring President and Co-COO, Goldman Sachs; current BSkyB director
  - TBA; to be determined by mutual agreement of GM, Hughes and News Corp

Completion Timeline

Event	Timing
IRS, FCC and DOJ Filings	May 2003
Initial SEC Filing	June 2003
Mail Proxy / Prospectus to Shareholders	~September 2003
Obtain GMH and GM $1-2/3 Shareholder Vote	~October 2003
Receive IRS Ruling	~October 2003
Receive Regulatory Clearances	~Dec 2003/Q1 2004
Transaction Close	~Dec 2003/Q1 2004

Transaction Highlights

- Creates an independent Hughes and eliminates tracking stock structure
- GMH shareholders:
  - Receive a significant premium based on pre-announcement price
  - Have the opportunity to participate in long-term value creation from the strategic affiliation
- Enhances competitive position of Hughes and Fox
- Leverages expertise of News Corp and its affiliated companies
  - News Corp / Fox have proven track records
- Removes ownership and merger/spin-off uncertainty

Q&A

Non-GAAP Financial Reconciliation Schedule

	2002 Actual	Full Year 2003 Guidance
HUGHES		
Operating Profit/(Loss)	$(399)mm	$50 – 100mm
Plus: Depreciation & Amortization (D&A)	$1,067mm	~$1.1bn
Operating Profit Before D&A	$668mm	$1.15 – 1.2bn
DIRECTV U.S.		
Operating Profit/(Loss)	$249mm	~$375mm
Plus: Depreciation & Amortization (D&A)	$405mm	~$525mm
Operating Profit Before D&A	$654mm	~$900mm
DIRECTV Latin America		
Operating Profit/(Loss)	$(415)mm	$(250) – (275)mm
Plus: Depreciation & Amortization (D&A)	$213mm	~$200mm
Operating Profit Before D&A	$(202)mm	$(50) – (75)mm

	2002 Actual	Full Year 2003 Guidance
Hughes Network Systems		
Operating Profit/(Loss)	$(161)mm	$(65) - (75)mm
Plus: Depreciation & Amortization (D&A)	$74mm	$65 - 75mm
Operating Profit Before D&A	$(87)mm	~$0mm
PanAmSat		
Operating Profit/(Loss)	$256mm	$250 – 300mm
Plus: Depreciation & Amortization (D&A)	$336mm	$330 – 300mm
Operating Profit Before D&A	$592mm	$580 – 600mm